WHITING PETROLEUM CORPORATION 1700 Broadway, Suite 2300 Denver, CO 80290 September 23, 2013
Mr. Karl Hiller Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4628
Re:	Whiting Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-31899

Dear Mr. Hiller:

Set forth below are the responses of Whiting Petroleum Corporation (“Whiting” or “the Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated September 13, 2013 (the “Comment Letter”), with respect to the above-referenced filing.  The numbered items set forth below repeats (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are Whiting’s responses (in regular type).

Form 10-K for the Fiscal Year ended December 31, 2012
Management’s Discussion and Analysis, page 51
Commodity Derivative (Gain) Loss, Net, page 59

1.
We note your disclosures on pages 59 and 62 explaining that you account for derivatives at fair value "...with fair value gains and losses recognized immediately in earnings, as commodity derivative (gain) loss, net." However, you also state "...only cash settlement gains and losses on commodity derivatives (except for settlements on embedded derivatives) are recorded immediately to earnings as commodity derivative (gain) loss, net." We see that you have disclosure on page 72 that also appears to distinguish cash settlement gains and losses from the accounting prescribed by GAAP. Please explain what you mean by "cash settlement gains and losses" and reconcile the limitation indicated in your disclosure to the requirement to recognize all gains and losses on derivatives not accounted for as hedging instruments in earnings each period. Also explain the exception noted for embedded derivatives and cite the specific authoritative guidance that you have relied upon in formulating your policy.

Company response:

Whiting confirms to the Staff that it recognizes all fair value gains and losses on its derivative instruments that are not accounted for as hedging instruments immediately in earnings each period, without limitation.  In addition, Whiting wishes to clarify to the Staff that it also recognizes all fair value gains and losses on its embedded derivative instruments immediately in earnings each period, without limitation.  Whiting wishes to further clarify that there are no other derivative gains and losses recognized in earnings, on cash settlements or otherwise, in addition to these fair value gains and losses recognized on Whiting’s derivatives and embedded derivatives each period (with the exception of amounts reclassified from accumulated other comprehensive income to earnings for discontinued hedge-designated derivatives).  Once all derivatives have been marked-to-market to fair value each period, any cash settlements on derivative or embedded derivative contracts only affect Whiting’s balance sheet accounts.  In future filings, Whiting will therefore eliminate the following disclosure and tables from its MD&A, as found on pages 59 and 62 of its 2012 Form 10-K:

“and only cash settlement gains and losses on commodity derivatives (except for settlements on embedded derivatives) are recorded immediately to earnings as commodity derivative (gain) loss, net.  The components of commodity derivative (gain) loss, net were as follows (in thousands):

Year Ended December 31,
	20XX		20XX
Change in unrealized (gains) losses on derivative contracts	$	XXX	$	XXX
Realized cash settlement losses		XXX		XXX
Total	$	XXX	$	XXX
”

In light of the Staff’s comment with respect to Whiting’s disclosure on page 72, in future filings Whiting will also revise its disclosure on this page to read as follows:

“For derivative instruments that were previously designated as cash flows hedges in periods prior to April 1, 2009, the effective portion of derivative gains and losses is reclassified from accumulated other comprehensive income into earnings in the same period that the forecasted transaction effects earnings.”

2.
We note that you identify "change in unrealized (gains) losses on derivative contracts" and “realized cash settlement losses” as two components of the commodity derivative gain or loss reported in your financial instruments. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view. Please submit an analysis, including explanations for differences, comparing the realized cash settlement amounts to the cumulative gain or loss recorded under GAAP for derivatives settled each period (up to the date of settlement); also comparing the change in unrealized amounts to the change in fair value recorded for derivatives that continued to be held at the end of each period in accordance with GAAP.

Company response:

The amounts reported by Whiting as “Change in unrealized (gains) losses on derivative contracts” together with its reported amounts of “Realized cash settlement losses” accurately represent the accounting required by FASB ASC 815-10-35-2 because those two amounts, as reported by Whiting in its consolidated statements of income on an aggregated net basis as “Commodity derivative (gain) loss, net”, represent Whiting’s total fair value gains or losses on all its derivative instruments that Whiting recognizes currently in earnings each period.  However, in light of the Staff’s comments and as indicated in our response to the Staff’s comment #1, in future filings Whiting intends to eliminate disclosure of these two separate components of commodity derivative (gain) loss, net (i.e. “Change in unrealized (gains) losses on derivative contracts” and “Realized cash settlement losses”) in its MD&A or otherwise.

Pursuant to the Staff’s request for an analysis of derivative gain/loss amounts, including explanations of differences, please find the following:

	Year Ended December 31,
	2012	2011	2010
Realized Cash Settlement Loss Amounts on Derivative Instruments	$27,484	$29,479	$24,599
Cumulative Loss Recorded under GAAP (up to the settlement date) for Derivatives Settled Each Period	27,484	29,479	24,599
Differences (1)	$-	$-	$-

	Year Ended December 31,
	2012	2011	2010
Change in GAAP fair value during the reporting period for derivatives that continue to be held (at the end of each respective period)	$(45,468)	$10,809	$27,290
Change in GAAP fair value during the reporting period for derivatives that were settled (at the end of each respective period)	(40,443)	(35,666)	(20,228)
Total	(85,911)	(24,857)	7,062
Change in Unrealized (Gains) Losses on Derivative Contracts	(113,395)	(54,336)	(17,537)
Differences (2)	$(27,484)	$(29,479)	$(24,599)

(1)
As disclosed on page 93 of its Form 10-K for the fiscal year ended December 31, 2012, Whiting’s open and settled derivative instruments during the reporting periods consisted entirely of costless collars.  A costless collar is an options position where the proceeds from the sale of a call option at its inception fund the purchase of a put option at its inception, thereby resulting in a zero cost to Whiting on the date it enters into these derivative instruments.  In addition, Whiting did not otherwise make any cash payments to acquire or modify derivatives during the reporting periods presented.  As a result, there are no differences between “Realized cash settlement losses” as reported by Whiting in its MD&A and the cumulative losses Whiting recorded under GAAP for derivatives settled each period (up to the settlement date), as requested by the Staff.

(2)
Differences relate to gross-ups included in the “Change in unrealized (gains) losses on derivative contracts” amounts presented by Whiting in its MD&A in order to also present to investors the total cash settlement losses that Whiting paid on its derivative instruments during the reporting period, which cash payments have in turn been presented as “Realized cash settlement losses” in Whiting’s MD&A derivative activity tables on pages 59 and 62, consistent with the presentation followed by numerous registrants in Whiting’s industry that similarly do not apply hedge accounting.

3.
We note that you present various non-GAAP measures in your earnings releases and website presentations, including Adjusted Net Income and Discretionary Cash Flow, which appear to reflect adjustments to net income for amounts identified as either "Unrealized Derivative (Gains) Losses" or "non-cash" gains and losses on mark-to-market derivatives, as disclosed on pages 24 and 25 of Exhibit 99 to the Form 8-K that you filed on February 27, 2013. However, the reconciling amounts shown in the Exhibit for 2011 and 2012 do not agree with the unrealized activity presented in your table under this heading or the corresponding amounts reported as reconciling items in your Statements of Cash Flows on page 80.

Please explain the reasons for the variances in amounts and descriptions and indicate whether the adjustments are intended to reflect total cash settlements of derivatives in your non-GAAP measures, the cumulative gain or loss reported in accordance with GAAP, or some combination of amounts. If your non-GAAP measures reflect recovery of costs previously paid to acquire or modify the terms of your derivatives, please quantify these amounts and explain your rationale.

Company response:

With respect to Exhibit 99 to Whiting’s Form 8-K filed on February 27, 2013, the “Unrealized Derivative (Gains) Losses” of $72,393 and $39,751 for the years ended 2012 and 2011, respectively, (reported on page 24 as reconciling amounts to compute “Adjusted Net Income”) have been presented net of the effects of income taxes of $43,340 and $23,342, respectively.  Therefore, the differences between the “Unrealized Derivative (Gains) Losses” presented on page 24 of Exhibit 99 and the “Unrealized gain on derivative contracts” amounts of $115,733 and $63,093 as reported in Whiting’s consolidated statements of cash flows for the years ended December 31, 2012 and 2011, respectively, solely relate to reductions for the effect of income taxes to the amounts reported in Whiting’s Form 8-K.  Whiting further advises the Staff that in its reconciliation to “Adjusted net income” in its earnings releases, Whiting lists its adjustments to derive this non-GAAP measure under the heading “Adjustments Net of Tax” in order to highlight to readers the nature of the differences between the amounts presented in this reconciliation and those same pre-tax amounts as they may be reported in Whiting’s consolidated financial statements.

With respect to Exhibit 99 to Whiting’s Form 8-K filed on February 27, 2013, we advise the Staff that the “Unrealized Derivative (Gains) Losses” reported on page 24, as reconciling amounts to compute “Adjusted Net Income”, are intended to adjust GAAP net income available to common shareholders to reflect the total cash settlements on all its derivative instruments in Whiting’s non-GAAP measure of adjusted net income.  During the periods reported in Whiting’s Form 8-K filed on February 27, 2013, Whiting made no payments to acquire or modify the terms of any of its derivative instruments.

4.
Given the concerns outlined in other comments in this letter, the derivative related adjustments in your non-GAAP presentations may need to be modified.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP performance measure, you should replace the adjustments for the "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of premiums/costs attributable to settled instruments.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP liquidity measure, the reconciliation from operating cash flows should include adjustments as necessary to reflect all outflows and inflows related to commodity derivatives each period. If you believe narrative pertaining to the comparable reconciliation from net income for a liquidity measure is meaningful please explain the basis for your view. The comparable presentation would replace adjustments for the "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, an adjustment to show gross cash settlements during the period, and an adjustment to show payments made to acquire or modify commodity derivatives.

In either case, you should disclose the amounts representing recovery of costs paid to acquire or modify derivatives that settled each period.

Company response:

Whiting confirms to the Staff that it intends to reflect total cash settlements that Whiting paid on its commodity derivatives during the reporting period in Whiting’s historical non-GAAP performance measure of “Adjusted Net Income”.  Accordingly, in future earnings releases, Whiting will eliminate its “Unrealized Derivative (Gains) Losses” adjustments in its reconciliation to “Adjusted Net Income” and replace those amounts with i) an adjustment, on a net of tax basis, to eliminate the total measure of derivative gain or loss reported under GAAP, and ii) an adjustment, on a net of tax basis, to include total cash settlements Whiting paid on its commodity derivatives during the period, net of premiums/costs, if any, attributable to settled instruments.  Whiting advises that Staff that if it had adopted this revised presentation in Exhibit 99 to Whiting’s Form 8-K filed on February 27, 2013, there would have been no change to the “Adjusted Net Income” amounts for any of the periods presented on page 24 of Exhibit 99.

Whiting advises the Staff that it intends to reflect total cash settlements that Whiting paid on its commodity derivatives during the reporting period in Whiting’s historical non-GAAP liquidity measure of “Discretionary cash flow”, and Whiting confirms to the Staff the amounts that Whiting reports as “Net cash provided by operating activities” in its reconciliation to “Discretionary cash flow” on page 25 of Exhibit 99 includes all cash outflows and inflows related to its commodity derivatives each period.

Whiting does not believe that a narrative pertaining to the comparable reconciliation from net income for a liquidity measure is meaningful.  Accordingly, beginning with its second quarter 2013 earnings release, Whiting replaced such narrative pertaining to the comparable reconciliation from net income, which was previously presented as a footnote below its reconciliation to “Discretionary cash flow”, with the following language that is likewise included as a footnote to its reconciliation to “Discretionary cash flow” on page 15 of Exhibit 99 to Whiting’s Form 8-K filed on July 24, 2013:

“(1)  Discretionary cash flow is a non-GAAP measure. Discretionary cash flow is presented because management believes it provides useful information to investors for analysis of the Company’s ability to internally fund acquisitions, exploration and development. Discretionary cash flow should not be considered in isolation or as a substitute for net income, income from operations, net cash provided by operating activities or other income, cash flow or liquidity measures under U.S. GAAP and may not be comparable to other similarly titled measures of other companies.”

Whiting advises the Staff that it intends in future earnings releases to continue to exclude any such narrative pertaining to a comparable reconciliation from net income, associated with its reconciliation to “Discretionary cash flow” information.

In future earnings releases, Whiting will include disclosure as to any material payments made to acquire derivatives or any material payments made to modify its derivative contracts.  As previously discussed in our response to the Staff’s comment #2, however, all of Whiting’s derivative instruments during the reporting periods presented consisted of costless collars, whereby there were no payments made to acquire or otherwise modify its derivatives.  Whiting therefore has no derivative acquisition or modification payments to disclose in Exhibit 99 to Whiting’s Form 8-K filed on February 27, 2013.

5.
We note that you discuss the change in unrealized (gains) losses on derivative contracts in your disclosures on pages 59 and 62, although without reference to the effects of gains and losses reported in prior periods for derivatives that settled in the current periods that would impact these measures in deriving your cash settlement amounts. We also see no mention of the effects of any payments that may have been made to acquire or modify derivatives, or upon recovering such costs at settlement, in computing these "unrealized" components.

Given that you do not apply hedge accounting for your derivative instruments and are therefore not accumulating or reclassifying unrealized amounts to your results of operations upon settlement, the rationale for your presentation is unclear. The disclosures pertaining to your results of operations, including tables, discussions and analyses related to derivatives, should be oriented to the gains and losses reported in your financial statements under GAAP. Accordingly, it appears that you should revise your disclosures to address the activity and variances directly.

As it appears you regard derivative transaction cash flows to be material, the related disclosures should be repositioned in the liquidity and capital resources section of MD&A. Please also expand this disclosure to quantify the costs paid to acquire or modify the terms of your derivative instruments and to indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify.

Company response:

In future filings, Whiting will include disclosure as to any material payments made to acquire derivatives or any material payments made to modify its derivative contracts.  As previously discussed in our response to the Staff’s comment #2, however, all of Whiting’s derivative instruments during the reporting periods presented consisted of costless collars, whereby there were no payments made to acquire or otherwise modify its derivatives.  Whiting therefore has no derivative acquisition or modification payments to disclose in its financial statements.

In future filings, Whiting will revise its tables, discussions and analyses related to derivatives in the results of operations section of MD&A to i) not present or otherwise discuss “Change in unrealized (gains) losses on derivative contracts” amounts separately, ii) not present or otherwise discuss “Realized cash settlement losses” amounts separately, and iii) limit Whiting’s tables, discussions and analyses of its derivative activity exclusively to the gains and losses reported in its financial statements under GAAP.

Whiting does not consider the cash flows associated with its derivative instruments to be material from a quantitative or qualitative perspective for the periods presented in its 2012 Form 10-K.  Cash settlements on these instruments represent 2.0%, 2.5% and 2.5% of Whiting’s net cash provided by operating activities for the years ended December 31, 2012, 2011 and 2010, respectively.

Form 10-K for the Fiscal Year ended December 31, 2012
Financial Statements
Note 12 - Commitments and Contingencies, page 109
Litigation, page 110

6.
We note your disclosure explaining that in management’s opinion all claims and litigation involving the company are not likely to have a material effect on its consolidated financial position, cash flows or results of operations. It is unclear from this statement whether you believe the exposure to material loss is less than reasonably possible for all matters, or whether some of the matters but not all of the matters are reasonably likely to have a material effect.

Please revise your disclosure to differentiate between claims and litigation which have had or which are reasonably likely to have a material effect from those which have not had and are not reasonably likely to have a material effect on your financial position, cash flows and results of operations to comply with FASB ASC 450-20-50. In each instance the extent to which you have assessed the risk of material loss as remote, reasonably possible or probable should be clear.

Company response:

Whiting advises the Staff that with respect to any of its litigation, claims or assessments that could have a material effect on Whiting’s consolidated financial statements, Whiting believes its exposure is less than reasonably possible for all such matters outstanding as of the date its 2012 Form 10-K was filed on February 28, 2013.

In light of the Staff’s comment, however, in future filings Whiting will revise the above-referenced disclosure to read as follows, if the facts and circumstances involving its litigation, claims and governmental/regulatory proceedings are similar as of subsequent period ends:

“Litigation—The Company is subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  We accrue a loss contingency for these lawsuits and claims when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2012 or 2011.  While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that the loss for any litigation matters and claims that are reasonably possible to occur will not have a material adverse effect, individually or in the aggregate, on its consolidated financial position, cash flows or results of operations.”

*   *   *

In accordance with the Staff’s request, Whiting acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (303) 390-4285 or in my absence Whiting’s Controller & Treasurer and Chief Accounting Officer, Brent P. Jensen, at (303) 390-4987.

Very truly yours,

/s/ Michael J. Stevens

Michael J. Stevens
Vice President and Chief Financial Officer

cc:           Jenifer Gallagher
Securities and Exchange Commission
Bruce R. DeBoer
Brent P. Jensen
James J. Volker
Whiting Petroleum Corporation
Benjamin F. Garmer, III
John K. Wilson
Foley & Lardner LLP